As filed with the Securities and Exchange Commission on December 2, 2011
1933 Act File No. 333-175135

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |X|
Pre-Effective Amendment No. ____ |_|
Post-Effective Amendment No. 1 |X|

(Check appropriate box or boxes)

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
 (Exact Name of Registrant as Specified in Charter)

2005 Market Street, Philadelphia, PA 19103
 (Address of Principal Executive Offices) (Zip Code)

(800) 523-1918
(Registrant's Telephone Number, including Area Code)

David F. Connor, Esq., 2005 Market Street, Philadelphia, PA 19103
 (Name and Address of Agent for Service of Process)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

PART A

The Proxy Statement/Prospectus dated July 29, 2011 contained in Part A of the 497 definitive materials that was previously filed on August 4, 2011 (Accession No. 0001206774-11-001755), is incorporated herein by reference in its entirety.

PART B

The Statement of Additional Information ("SAI") dated July 29, 2011 contained in Part B of the 497 definitive materials that was previously filed on August 4, 2011 (Accession No. 0001206774-11-001755), is incorporated herein by reference in its entirety.

PART C

OTHER INFORMATION

Item 15.                      Indemnification.

Pursuant to the Registrant’s Amended and Restated Agreement and Declaration of Trust (“DOT”), the Registrant shall indemnify, out of any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Registrant, or one or more of any series thereof, to the fullest extent permitted under applicable law, any natural person, partnership, limited partnership, limited liability company, trust, estate, association, corporation, organization, custodian, nominee or any other individual or entity in its own or any representative capacity, in each case, whether domestic or foreign, and a statutory trust or a foreign statutory or business trust (each a “Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (each a “Proceeding”) by reason of the fact that such Person is or was a Trustee, officer, employee or other agent of the Registrant or is or was serving at the request of the Registrant as a trustee, director, officer, employee or other agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise of the Registrant, against expenses (which include, without limitation, attorneys’ fees and any expenses of establishing a right to indemnification under Article VII of the Registrant’s DOT), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding if such Person acted in good faith or in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such Person was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not of itself create a presumption that the Person did not act in good faith or that the Person had reasonable cause to believe that the Person’s conduct was unlawful.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.                      Exhibits.

The following exhibits are incorporated by reference to the Registrant’s previously filed registration statements on Form N-1A indicated below, except as noted:

(1)	Copies of the charter of the Registrant as now in effect;

(a)
Amended and Restated Agreement and Declaration of Trust, dated May 17, 2007, incorporated into this filing by reference to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed May 24, 2007.

(2)	Copies of the existing bylaws or corresponding instrument of the Registrant;

(a)	Amended and Restated Bylaws dated May 17, 2007, incorporated into this filing by reference to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed May 24, 2007.

(3)	Copies of any voting trust agreement affecting more than 5 percent of any class of equity securities of the Registrant;

Not Applicable.

(4)	Copies of the agreement of acquisition, reorganization, merger, liquidation and any amendments to it;

(a)	Agreement and Plan of Acquisition is filed herewith as Exhibit No. EX-99(4)(a).

(5)
Copies of all instruments defining the rights of holders of the securities being registered including, where applicable, the relevant portion of the articles of incorporation or by-laws of the Registrant;

(a)	Articles III and V of the Amended and Restated Agreement and Declaration of Trust.

(b)	Articles II and VIII of the Amended and Restated Bylaws.

(6)	Copies of all investment advisory contracts relating to the management of the assets of the Registrant;

(a)
Investment Management Agreement (January 4, 2010) between Delaware Management Company (a series of Delaware Management Business Trust) and the Registrant incorporated into this filing by reference to the Registrant’s Form NSAR-A filed on July 28, 2010.

(7)	Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

Not applicable.

(8)
Copies of all bonus, profit sharing, pension, or other similar contracts or arrangements wholly or partly for the benefit of trustees or officers of the Registrant in their capacity as such. Furnish a reasonably detailed description of any plan that is not set forth in a formal document;

Not applicable.

(9)
Copies of all custodian agreements and depository contracts under Section 17(f) of the Investment Company Act of 1940, as amended (the "1940 Act") for securities and similar investments of the Registrant, including the schedule of remuneration;

(a)
Amended and Restated Mutual Fund Custody and Services Agreement (May 16, 2002) between The Bank of New York Mellon (formerly, Mellon Bank, N.A.) and the Registrant incorporated into this filing by reference to Pre-Effective Amendment No. 2 to the Registrant’s registration statement filed June 22, 2007.

(i)
Amendment to the Amended and Restated Mutual Fund Custody and Services Agreement (May 17, 2007) incorporated into this filing by reference to Pre-Effective Amendment No. 2 to the Registrant’s registration statement filed June 22, 2007.

(10)
Copies of any plan entered into by Registrant pursuant to Rule 12b-1 under the 1940 Act and any agreements with any person relating to implementation of the plan, and copies of any plan entered into by the Registrant pursuant to Rule 18f-3 under the 1940 Act, any agreement with any person relating to implementation of the plan, any amendment to the plan, and a copy of the portion of the minutes of the meeting of the Registrant's trustees describing any action taken to revoke the plan;

Not applicable.

(11)	An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and nonassessable;

(a)	Opinion of Counsel is incorporated into this filing by reference to the Registration Statement on Form N-14 filed June 24, 2011.

(12)
An opinion, and consent to their use, of counsel or, in lieu of an opinion, a copy of the revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to shareholders discussed in the prospectus;

(a)	Tax Opinion is filed herewith as Exhibit No EX-99(12)(a).

(13)	Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the registration statement;

(a)
Fund Accounting and Financial Administration Oversight Agreement (January 4, 2010) between Delaware Service Company, Inc. and the Registrant incorporated into this filing by reference to Post-Effective Amendment No. 40 to the Delaware Group® Tax-Free Fund’s registration statement filed October 29, 2010.

(i)
Amendment No. 1 (April 26, 2010) to Schedule A to the Fund Accounting and Financial Administration Oversight Agreement incorporated into this filing by reference to Post-Effective Amendment No. 40 to the Delaware Group® Tax-Free Fund’s registration statement filed October 29, 2010.

(ii)
Amendment No. 2 (January 31, 2011) to Schedule A to the Fund Accounting and Financial Administration Oversight Agreement incorporated into this filing by reference to Post-Effective Amendment No. 56 to the Delaware VIP Trust’s registration statement filed April 15, 2011.

(14)	Copies of any other opinions, appraisals, or rulings, and consents to their use, relied on in preparing the registration statement and required by Section 7 of the 1933 Act;

(a)	Consent of PricewaterhouseCoopers LLP is incorporated into this filing by reference to the Registration Statement on Form N-14 filed June 24, 2011.

(b)	Consent of Ernst & Young LLP is incorporated into this filing by reference to the Registration Statement on Form N-14 filed June 24, 2011.

(15)	All financial statements omitted pursuant to Item 14(a)(1);

Not applicable.

(16)	Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the registration statement; and

(a)	Powers of Attorney are incorporated into this filing by reference to the Registration Statement on Form N-14 filed June 24, 2011.

(17)	Any additional exhibits which the Registrant may wish to file.

(a)
Transfer Agent Services Agreement (May 17, 2007) between Mellon Investor Services LLC and the Registrant incorporated into this filing by reference to Pre-Effective Amendment No. 2 to the Registrant’s registration statement filed June 22, 2007.

Item 17.                      Undertakings.

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)
The undersigned Registrant agrees to file by Post-Effective Amendment the opinions and consents of counsel regarding the tax consequences of the proposed reorganizations required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinions.

SIGNATURES

As required by the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement has been signed on behalf of the Registrant in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 2nd day of  December, 2011.

Delaware Enhanced Global Dividend and Income Fund

By:           /s/ Patrick P. Coyne
Patrick P. Coyne
Chairman/President/Chief Executive Officer

As required by the Securities Act, this Registration Statement has been signed by the following persons in the capacities and the date(s) indicated.

Signature	Title	Date

/s/ Patrick P. Coyne	Chairman/President/Chief Executive Officer	December 2, 2011
Patrick P. Coyne	(Principal Executive Officer) and Trustee

/s/ Thomas L. Bennett *	Trustee	December 2, 2011
Thomas L. Bennett

/s/ John A. Fry *	Trustee	December 2, 2011
John A. Fry

/s/ Anthony D. Knerr *	Trustee	December 2, 2011
Anthony D. Knerr

/s/ Lucinda S. Landreth *	Trustee	December 2, 2011
Lucinda S. Landreth

/s/ Ann R. Leven *	Trustee	December 2, 2011
Ann R. Leven

/s/ Thomas F. Madison *	Trustee	December 2, 2011
Thomas F. Madison

/s/ Janet L. Yeomans *	Trustee	December 2, 2011
Janet L. Yeomans

/s/ J. Richard Zecher *	Trustee	December 2, 2011
J. Richard Zecher

/s/ Richard Salus *	Senior Vice President/Chief Financial Officer	December 2, 2011
Richard Salus	(Principal Financial Officer)

*By:	/s/ Patrick P. Coyne Patrick P. Coyne as Attorney-in-Fact for each of the persons indicated (Pursuant to Powers of Attorney)

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT
(4)(a)	Agreement and Plan of Acquisition
(12)(a)	Tax Opinion